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                              October 26, 2023

       Zhengjun Tao
       Chief Executive Officer
       Haoxin Holdings Limited
       Room 329-1, 329-2, No.1 Xingye Yi Road
       Ningbo Free Trade Zone
       Ningbo, Zhejiang Province 315807
       People's Republic of China

                                                        Re: Haoxin Holdings
Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed September 29,
2023
                                                            File No. 333-269681

       Dear Zhengjun Tao:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1 filed September 29, 2023

       Risk Factors, page 23

   1.                                                   We note that your $1.05
per share and $3.95 per share cited in the risk factor titled    You
                                                        will experience
immediate and substantial dilution    on page 59 do not match the pro
                                                        forma as adjusted net
tangible book value per share and the dilution per share to new investors,
respectively, presented in your Dilution table on page 64. Please explain the differences or revise
as appropriate.
 Zhengjun Tao
FirstName LastNameZhengjun   Tao
Haoxin Holdings  Limited
Comapany
October 26,NameHaoxin
            2023        Holdings Limited
October
Page 2 26, 2023 Page 2
FirstName LastName
Business, page 94

2. Please update your disclosure in this section. For example, we note that some of the industry information is only provided through 2021, and we also note your industry disclosures that provide forecasted information for 2022. In addition, for the information attributed to reports by Frost & Sullivan, please disclose the dates of such reports.
3. We note your disclosure that by June 2023, you plan to replace 40% of your fleet with new energy transportation vehicles, or acquire around 30 electronic tractors and 40 vans.
         Please revise to update such disclosure.
Related Party Transactions, page 146

4. We note your disclosure regarding short-term loans bearing no interest to Ms. Shasha
         Chen. Please revise to disclose the amount outstanding as of the latest practicable date.
         Refer to Item 4(a) of Form F-1 and Item 7(B) of Form 20-F.
Financial Statements
Note 3 - Accounts Receivable, Net, page F-16

5. We note that you reported under this heading, as well as on pages 52 and F-9, cumulative effect adjustment upon adoption of ASC 326 of $380,081, versus $285,061 on page F-4.
         Please explain the difference or revise as appropriate.
General

6. We note the changes you made to your disclosure appearing on the cover page, and in your Prospectus Summary and Risk Factor sections, relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 22, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term
            control    (including the terms    controlling,       controlled
by,    and    under common control
         with   ) as defined in Securities Act Rule 405 means    the
possession, direct or indirect, of
         the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or
otherwise.    The
         Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing (i)
         supervision, management, and regulation by the PRC government, (ii) changes without, or with little, transition period, or (iii) uncertainties regarding the interpretation and
 Zhengjun Tao
Haoxin Holdings Limited
October 26, 2023
Page 3
      application of PRC laws and regulations conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 22, 2023.
       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff
Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameZhengjun Tao
                                                             Division of
Corporation Finance
Comapany NameHaoxin Holdings Limited
                                                             Office of Energy &
Transportation
October 26, 2023 Page 3
cc:       William S. Rosenstadt
FirstName LastName